Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

(Unaudited)

	Year Ended December 31,
	2003	2002	2001
Earnings:
Income before income taxes and cumulative effect of accounting change	$1,231	$1,216	$1,173
Add:
Interest and fixed charges, excluding capitalized interest	420	428	463
Portion of rent under long-term operating leases representative of an interest factor	182	178	173
Distributed income of investees accounted for under the equity method	3	3	5
Amortization of capitalized interest	8	8	7
Less: Undistributed equity in earnings of investments accounted for under the equity method	14	17	23

Total earnings available for fixed charges	1,830	$1,816	$1,798

Fixed charges:
Interest and fixed charges	$429	$441	$477
Portion of rent under long-term operating leases representative of an interest factor	182	178	173

Total fixed charges	611	$619	$650

Ratio of earnings to fixed charges	3.00x	2.93x	2.77x